

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2022

Brian Becker
Chief Financial Officer
A10 Networks, Inc.
2300 Orchard Parkway
San Jose, CA 95131

> **Re: A10 Networks, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed on March 8, 2022**
> **Form 10-Q for the quarterly period ended June 30, 2022**
> **Filed on August 4, 2022**
> **Form 8-K furnished August 2, 2022**
> **File No. 001-36343**

Dear Mr. Becker:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2021

Notes to Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies
Revenue Recognition, page 76

1. We note that product revenue includes subscription revenue. Please tell us more about your subscription arrangements, including whether the subscription includes a license to your software (i.e. customer takes possession of the software) or whether the subscription provides access to the software. Explain how revenue from these arrangements is recognized and tell us what consideration was given to including your revenue recognition policy for these arrangements. As part of your response, please quantify the revenue from subscriptions for the periods presented.

Note 12. Geographic Information, page 99

2. Please revise to disclose revenue attributed to your country of domicile, the United States, separately from all other countries. Further, please separately disclose revenue related to any individual foreign country, if material. Refer to ASC 280-10-50-41(a). In this regard, we note that in your Form 10-Q for the quarterly period ended June 30, 2022 you no longer quantify revenue from Japan. Considering the significance of revenue from Japan in prior periods, please tell us how you determined this disclosure was no longer warranted.

Form 10-Q for the quarterly period ended June 30, 2022

Item 4. Controls and Procedures, page 36

3. We note that disclosure controls and procedures were "at the reasonable assurance level." Please revise to disclose management's actual conclusion as to whether disclosure controls and procedures were effective or not effective. Refer to Item 307 of Regulation S-K.

Form 8-K furnished August 2, 2022

Exhibit 99.1

4. We note your disclosure of Adjusted EBITDA as a percentage of revenue. Please revise to disclose GAAP net income margin with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Non-GAAP C&DI Question 102.10.

Reconciliation of GAAP Net Income to Non-GAAP Net Income

5. We note that you do not appear to have tax effected your adjustments to arrive at non-GAAP net income. Please revise to include a separate income tax adjustment commensurate with your non-GAAP measure of profit. Refer to Non-GAAP C&DI Question 102.11.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Christine Dietz, Senior Staff Accountant, at 202-551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology